Exhibit (e)(20)

Date: June 3, 2010

To: Jamie Hoch

Cc: Board of Directors Compensation Committee, Ed Furlong

Subject: FY11 Compensation

The Board of Directors of Exa would like to confirm to you a revised compensation package for the remainder of FY11.  These changes are being made in recognition of your enormous contributions to the company over so many years along with the sacrifices you have made for the company in the past two years.

Base Salary:

Effective Monday May 31, 2010, your base salary has been raised from $190,000 per year to $240,000.

FY11 Bonus Plan:

The bonus for FY11 will be determined as a function of the annual growth rate (AGR) of invoices for FY11 over FY10 according the following formula:

Bonus = $40,000 + (Base-Salary * AGR FY11 invoices)

At a target growth rate of 25% this would generate a bonus of $100,000.  For the FY11 year, the board has guaranteed a minimum bonus of $75,000 independent of AGR.  In addition, you can draw an advance on this bonus up to $50,000 after August 1.  There will be a 5% deduction on any bonus advance.

Severance Insurance

In order to reduce concerns regarding the company’s strategic direction, the board has also authorized on an ongoing basis a minimum guaranteed 1-year severance package should you lose your position for any reason other than for cause or your voluntary resignation.

We all recognize there are great challenges ahead for the company and the expectations on you and your group continues to grow.  The board would like to convey how important your role is in our expectations for the future as well as our faith in your ability to adapt and lead our efforts in the core software development area.  I look forward to continuing our long partnership towards making Exa a great company.

Sincerely,	Accepted,

/s/ Stephen Remondi	/s/ James Hoch

Stephen Remondi	James Hoch
President & CEO	VP Software Development

55 Network Drive	Burlington MA	781.564.0200	FAX 781.564.0299